SCHEDULE 13D/A
                                (Amendment No. 3)

                   Under the Securities Exchange Act of 1934*


                       SYNAPTIC PHARMACEUTICAL CORPORATION
          ------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                    87156R109
          ------------------------------------------------------------
                                 (CUSIP Number)

                             Scott A. Arenare, Esq.
                      Managing Director and General Counsel
                               Warburg Pincus LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
          ------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                              Peter H. Jakes, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                  March 6, 2003
          ------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------------------
CUSIP No.      87156R109
-----------------------------------

--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION

       Warburg Pincus Private Equity VIII, L.P.             I.R.S. #13-4161869
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                      (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (See Instructions)

       N/A
--------------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
       2(d) or 2(e)                                                   [ ]
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER

                   0
NUMBER OF    -------------------------------------------------------------------
SHARES         8   SHARED VOTING POWER
BENEFICIALLY
OWNED BY EACH      0
REPORTING    -------------------------------------------------------------------
PERSON WITH    9   SOLE DISPOSITIVE POWER

                   0
             -------------------------------------------------------------------
              10   SHARED DISPOSITIVE POWER

                   0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       0
--------------------------------------------------------------------------------
  12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                             [ ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See Instructions)

       PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------------
CUSIP No.      87156R109
-----------------------------------

--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

       Warburg Pincus & Co.                                 I.R.S. #13-6358475
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                      (a) [ ]
                                                                      (b) [x]
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (See Instructions)

       N/A
--------------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
       2(d) or 2(e)                                                   [ ]
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       New York
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER

                   0
NUMBER OF      -----------------------------------------------------------------
SHARES         8   SHARED VOTING POWER
BENEFICIALLY
OWNED BY EACH      0
REPORTING      -----------------------------------------------------------------
PERSON WITH    9   SOLE DISPOSITIVE POWER

                   0
               -----------------------------------------------------------------
              10   SHARED DISPOSITIVE POWER

                   0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       0
--------------------------------------------------------------------------------
  12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                             [ ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See Instructions)

       PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------------
CUSIP No.     87156R109
-----------------------------------

--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

       Warburg Pincus LLC                                   I.R.S. #13-3536050
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                      (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (See Instructions)

       N/A
--------------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
       2(d) or 2(e)                                                   [ ]
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       New York
--------------------------------------------------------------------------------
              7   SOLE VOTING POWER

                  0
NUMBER OF    -------------------------------------------------------------------
SHARES        8   SHARED VOTING POWER
BENEFICIALLY
OWNED BY EACH     0
REPORTING    -------------------------------------------------------------------
PERSON WITH   9   SOLE DISPOSITIVE POWER

                  0
             -------------------------------------------------------------------
              10  SHARED DISPOSITIVE POWER

                  0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       0
--------------------------------------------------------------------------------
  12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                                  [ ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See Instructions)

       OO
--------------------------------------------------------------------------------

     This Amendment No. 3 (the "Amendment") amends and supplements the Schedule 13D originally filed on August 13, 2001 as amended and supplemented on August 26, 2001 by Amendment No. 1 and on November 22, 2002 by Amendment No. 2 ("Amendment No. 2") and is being filed on behalf of Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership ("WP VIII"), Warburg Pincus LLC, a New York limited liability company ("WP LLC") and Warburg Pincus & Co., a New York general partnership ("WP," and together with WP VIII and WP LLC, the "Reporting Persons").

     Unless the context otherwise requires, references herein to the "Common Stock" are to shares of common stock, par value $0.01 per share of Synaptic Pharmaceutical Corporation, a Delaware corporation (the "Company"). Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in Amendment No. 2.

Item 4. Purpose of Transaction.

     The information in Item 4 is hereby amended and restated in its entirety as follows:

     The Merger contemplated by the Merger Agreement was consummated on March 6, 2003. As a result of the Merger, Sub was merged into the Company and each share of Series B Preferred Stock was converted into the right to receive $1,499.15 in cash and each share of Series C Preferred Stock was converted into the right to receive $1,088.54 in cash. Accordingly, the Reporting Persons are no longer the beneficial owners of any shares of Common Stock.

Item 5. Interest in Securities of the Issuer.

     (e) Each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock on March 6, 2003.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2003               WARBURG PINCUS PRIVATE EQUITY VIII,
                                   L.P.

                                   By:  Warburg Pincus & Co.,
                                        General Partner

                                        By:  /s/ Scott A. Arenare
                                             -------------------------
                                        Name:   Scott A. Arenare
                                        Title:  Partner


Dated:  March 6, 2003              WARBURG PINCUS & CO.

                                   By:  /s/ Scott A. Arenare
                                        ------------------------------
                                   Name:   Scott A. Arenare
                                   Title:  Partner


Dated:  March 6, 2003              WARBURG PINCUS LLC

                                   By:  /s/ Scott A. Arenare
                                        ------------------------------
                                   Name:   Scott A. Arenare
                                   Title:  Managing Director